SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

June 3, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Bagley
Jeanne Baker Conlon Danberg Tracey Houser

Re:	ARDENT HEALTH PARTNERS, LLC
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted April 26, 2024
CIK No. 0001756655

Ladies and Gentlemen:

On behalf of our client, Ardent Health Partners, LLC (the “Company”), we hereby confidentially submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 22, 2024 (the “Comment Letter”), relating to the above referenced amended draft Registration Statement on Form S-1 confidentially submitted to the Commission (the “Registration Statement”). We are concurrently submitting confidentially via EDGAR this letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 2.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 3, 2024

Consolidated Operating Statistics, page v

1.

We note your revised disclosure in response to comment 3, including your disclosure that “[t]he adjusted admissions calculation ‘equates’ gross outpatient revenue to the inpatient volume measure of admissions, thereby resulting in a general measure of combined inpatient and outpatient volume.” Please revise your disclosure to further explain what you mean by “equates,” given that this term is in quotations. Consider providing a clearer presentation of the metrics that are in the numerator and denominator of your adjusted admissions ratio, including any helpful graphics.

The Company has updated its disclosure on page v of Amendment No. 2 to address the Staff’s comment.

Industry and Market Data, page vi

2.

We note your revised disclosure in response to comment 4. Please further revise your disclosure to provide the data and calculations underlying your serviceable addressable market. In this regard, we note your disclosure that “[w]e estimate that our serviceable addressable market, which reflects the total hospital, physician and clinical services expenditures in markets that fit our strategic focus on mid-sized urban communities, approaches $800 billion.”

The Company has updated its disclosures on pages vii, 3 and 121 of Amendment No. 2 to address the Staff’s comment.

Prospectus Summary

Overview, page 1

3.

We note your revised disclosure in response to prior comment 5 and re-issue the comment in part. Please explain what it means to be one of the leading healthcare systems “of scale” based on market share.

The Company has updated its disclosures on pages 1, 83 and 119 of Amendment No. 2 to address the Staff’s comment and to delete the reference to “of scale.” The Company believes it is one of the leading healthcare systems by market share.

4.

We note that your response to prior comment 6 includes a discussion of the assumptions underlying the growth rates included in the prospectus and whether the relevant projected annual growth rate has been achieved for the historical periods of 2021, 2022, and 2023. Please include this discussion as disclosure in your prospectus.

The Company has updated its disclosures on pages viii, 3, 7, 121 and 127 of Amendment No. 2 to address the Staff’s comment.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 3, 2024

5.

We note your response to comment 10, but we are not persuaded by your response. Please revise your prospectus summary to more clearly explain the ownership structure of the 30 hospitals you operate and to discuss the potential challenges or risks related to your ownership structure, including related to your joint ventures and VIEs. Your disclosure should make it clear that you have significant minority interests in many of the hospitals you own and that, as a result, a significant portion of your revenue and net income is attributable to your joint ventures and noncontrolling interests. For example, while you reported net income of approximately $129 million for 2023, approximately $75 million of that total was attributable to noncontrolling interests of which $72.7 million was attributable to minority partners’ interests in hospitals and ambulatory services that are owned and operated though limited liability companies. In addition, you disclose on page 85 that during the years ended December 31, 2023, 2022, and 2021, total revenue related to your JV entities was $1.6 billion, $1.5 billion and $1.4 billion, respectively, which represented 29.8%, 28.9% and 28.9%, respectively, of your total revenue. Finally, please revise your organizational chart to note where you hold less than a 100% interest in your Joint Ventures and relevant operating subsidiaries, and revise to note the health systems included under your Joint Ventures.

The Company has updated its disclosures on pages 2, 5, 6, 15, 42, 43, 120, 123 and 124 of Amendment No. 2 to address the Staff’s comment.

6.

Here or elsewhere in your prospectus, please provide a more detailed description of the structure and operations of the LLCs that own certain of your hospitals. Please explain if the voting and economic rights of the LLC members are proportional to their ownership interests in the LLC or otherwise discuss how the LLCs are structured. In this regard, we note there is a column in the table on page 111 that shows Ardent’s JV ownership percentage in each Health System. However, it is not clear if this represents an equal percentage of the economic and voting rights of the underlying joint venture or LLC. Please provide a general description of the management services agreements pursuant to which the day-to-day operations of the LLC and hospitals are managed, and describe any revenue sharing agreements or arrangements.

The Company has updated its disclosures on pages 5, 6, 123, 124, 125, 126 and 127 of Amendment No. 2 to address the Staff’s comment.

Corporate Conversion, page 12

7.

We note your disclosure that the purpose of the corporate conversion is so that the top-tier entity in your corporate structure is a corporation rather than a limited liability company and so that your existing investors will own your common stock rather than equity interests in a limited liability company. Please revise your prospectus summary to explain the rationale for why you selected this transaction structure, including any material ways in which the structure benefits you, existing investors, principal equity holders, or other related parties.

The Company has updated its disclosures on pages 14 and 81 of Amendment No. 2 to address the Staff’s comment.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 3, 2024

Summary historical financial and operating data, page 17

8.

With reference to the REIT Savings Letter Agreement on page 195 and the authoritative literature you will rely on, please clarify how you will account for Ventas’ rights under this agreement. To the extent material, address the need to present the pro forma impact.

The Company has evaluated the REIT Savings Letter Agreement under ASC 480, Distinguishing Liabilities from Equity, as the requirement for the Company to repurchase shares of common stock held by a subsidiary of Ventas is determined to be a freestanding financial instrument representing an obligation to repurchase shares within the scope of ASC 480-10-25-8. Such a financial instrument within the scope of ASC 480-10-25-8 is recorded at fair value with subsequent changes to fair value to be recognized in earnings pursuant to ASC 480-10-30-7 and ASC 480-10-35-5, respectively. However, the Company has determined that there will be no fair value to attribute to Ventas’ right and, thus, no accounting impact resulting from this arrangement prior to an associated repurchase. As the repurchase price will be determined at the time of repurchase based on the fair value of shares to be repurchased, there will be no difference between (i) the fair value of the shares repurchased and (ii) the associated repurchase price. Thus, the intrinsic value of Ventas’ repurchase right is always zero, resulting in Ventas’ right having zero fair value at any point in time. Moreover, the Company determined that any future repurchase of Ventas’ shares under the REIT Savings Letter Agreement is not probable, as Ventas owns 7.5% of the total combined voting power of the Company as of March 31, 2024, which will be diluted upon consummation of this offering. Therefore, the Company concluded that no pro forma presentation of an associated repurchase is needed in the Registration Statement.

Risk Factors, page 24

9.

Please revise your risk factor disclosure to discuss the risks related to your historical and continued use of contract labor, and to provide more detailed disclosure describing the industry-wide staffing shortages in 2022 and 2023. Please also clarify the extent to which you historically and currently rely on contract labor. In this regard, we note your revised disclosure on page 88 that your decrease in contract labor expense was a result of market wage adjustments and increased employee utilization to provide care for higher volumes of patients, and your disclosure on page 116 referencing the relevant staffing shortages.

The Company has updated its disclosures on pages 37, 93, 94, 96 and 97 of Amendment No. 2 to address the Staff’s comment.

We conduct a significant portion of our operations through JVs…, page 38

10.

We note your revised disclosure regarding your JV with UT Health East Texas. We also note your statement in your response letter that you do not believe the Company’s business is substantially dependent on any of the other individual JVs. Please provide us with a more detailed analysis of why your business is not substantially dependent on the JV with UT Health East Texas. In this regard, we note that this JV appears to cover nine of your 30 hospitals and 59 of your over 200 sites of care.

The Company agrees with the Staff that its business and operations are substantially dependent upon the joint venture (“JV”) with The University of Texas Health Science Center at Tyler. As such, the Company intends to file the JV agreement related to UT Health East Texas to address the Staff’s comment and has added additional disclosure on page 43 related to the contribution of UT Health East Texas to the Company’s business and financial condition.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 3, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 79

11.

We note your disclosure that one of your long-term acute care hospitals is expected to close on April 30, 2024. To the extent material, please disclose the impact this hospital has had on your operating results for each period presented.

The Company respectfully advises the Staff that it closed its long-term acute care hospital in Tyler, Texas (the “LTAC”) on April 30, 2024. The LTAC did not have a material impact on the Company’s overall operating results as such hospital accounted for less than 0.5% of the Company’s total revenue and less than 1% of the Company’s pre-tax income for each of the years ended December 31, 2023, 2022 and 2021 and each of the three-month periods ended March 31, 2024 and 2023, respectively. The Company has revised its disclosure on page 83 of Amendment No. 2 to disclose the impact this hospital had on its operating results for each period presented.

Results of operations, page 84

12.

We note your expanded disclosures regarding your calculation of Adjusted admissions, which is also used in the calculation of Net patient service revenue per adjusted admission. Specifically, we note that the denominator in the calculation of Adjusted admissions utilizes gross inpatient revenue and gross outpatient revenue that excludes variable consideration. Please tell us your consideration of the guidance in Question 100.04 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for utilizing this amount in calculating Adjusted admissions and Net patient service revenue per adjusted admission.

The Company respectfully advises the Staff that the Company does not believe the discussion within Question 100.04 applies because the Company is not using Adjusted admissions as a financial metric, and the Company is not changing the pattern of recognition, presenting revenue as gross when it should be net or vice versa, or changing the basis of accounting for revenue. Adjusted admissions is not being used by the Company as a Non-GAAP Financial Measure and it does not meet the definition of Non-GAAP Financial Measure, which is defined in the Division of Corporation Finance’s Financial Reporting Manual (“FRM”) section 8120.1, in part, as a numerical measure of a registrant’s historical or future financial performance, financial position, or cash flow. Rather, the Company presents Adjusted admissions as a key performance indicator of its facilities’ volume. The calculation is consistent with the American Hospital Association’s definition of “Adjusted admissions” (https://www.aha.org/system/files/research/reports/tw/chartbook/2016/glossary.pdf), and consequently, the Company’s calculation is consistent with its peers in the industry. Calculating Adjusted admissions using net revenue would result in distortion to the volume metric driven by the mix of the applicable payor contracts and varying reimbursement rates for inpatient and outpatient services, and including variable consideration in both the numerator and the denominator of the Adjusted admissions calculation would impact comparability to industry peers.

With respect to Net patient service revenue per adjusted admissions, Section 8120.3 of the FRM states that measures of operating performance or statistical measures that fall outside the scope of the definition set forth above (i.e., Section 8120.1) are not “non-GAAP financial measures.” However, the FRM states that the sales/revenue figure should be based on GAAP, and the Company’s Net patient service revenue has been determined in accordance with GAAP. The Company believes its presentation of Net patient service revenue per adjusted admissions is consistent with the guidance in Sections 8120.3 and 8120.3(g)(2) of the FRM as Net patient service revenue per adjusted admissions falls outside the scope of the definition of a “non-GAAP financial measure.”

Supplemental non-GAAP information, page 91

13.

We note the expanded disclosures you provide in response to comment 21. Tell us how you concluded it is appropriate to exclude a portion of noncontrolling interest earnings rather than the entire amount. In this regard, similar types of income or loss should be reflected consistently for each period presented.

The Company respectfully advises the Staff that the Company excluded the portion of noncontrolling interest earnings attributable to ALH Holdings, LLC (a subsidiary of Ventas) due to the fact that upon consummation of the offering, ALH Holdings, LLC will contribute all of its outstanding common stock in AHP Health Partners, Inc. to the Company in exchange for shares of the Company’s common stock resulting in ALH Holdings, LLC no longer holding any ownership in AHP Health Partners, Inc. The Company has revised its disclosures on pages 23, 27, 100, 104 and 113 of Amendment No. 2 to this effect and to add the net income attributable to ALH Holdings, LLC for each of the periods presented.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 3, 2024

14.

Footnote (b) to your Adjusted EBITDA reconciliation characterizes the portion of the adjustment related to FEMA funds and insurance recoveries as non-recurring events. Given that these adjustments occurred during all periods presented, this characterization is inconsistent with the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K. As such, please revise your disclosure.

The Company has updated its disclosures on pages 23, 100 and 104 of Amendment No. 2 to address the Staff’s comment.

15.

As previously requested in comment 22, please separately present your valuation measure, Adjusted EBITDAR such that it is not alongside or near any discussion of your operating results. Specifically, move your presentation of Adjusted EBITDAR from the proximity of (i) Adjusted EBITDA in MD&A and Summary Historical Financial and Operating Data and (ii) your discussion and analysis of your operating results and presentation of quarterly results of operations in MD&A. Its current proximity to your operating results may create confusion as to why you present EBITDAR.

The Company has updated its disclosures on pages iii, iv, 21, 22, 23, 26, 27, 99, 100, 101, 102, 112 and 113 of Amendment No. 2 to address the Staff’s comment.

Revenue recognition, page 104

16.

We note your revised disclosure that “[i]n May 2022, we outsourced our revenue cycle management functions to Ensemble.” We also note that your exhibit index references “Master Services Agreement, dated as of May 5, 2022, by and between Ensemble RCM, LLC d/b/a Ensemble Health Partners and AHS Management Company, Inc.” In an appropriate place in your filing, please revise to describe the material terms of the Master Services Agreement. Please also clarify whether Ensemble is a related party, given your disclosure that Mr. Bonick has served as a board member of Ensemble Health Partners since July 2023.

The Company has updated its disclosure on pages 85 and 86 of Amendment No. 2 to describe the material terms of the Master Services Agreement with Ensemble Health Partners as requested by the Staff.

The Company respectfully advises the Staff that, in accordance with Instruction 6 to Item 404(a) of Regulation S-K, Ensemble RCM, LLC d/b/a Ensemble Health Partners (“Ensemble”) is not a related party because Mr. Bonick does not have a direct or indirect material interest in the Company’s commercial relationship with Ensemble within the meaning of Item 404(a). Instruction 6 of Item 404(a) provides that a person who has a position or relationship with a company that engages in a transaction with the registrant shall not be deemed to have an indirect material interest under Item 404(a) where the interest arises only (i) from such person’s position as a director of another corporation or organization that is a party to the transaction; (ii) from the direct or indirect ownership by such person and all other related persons, in the aggregate, of less than a ten percent equity interest in another person which is a party to the transaction; or (iii) from both such position and ownership. Mr. Bonick’s interest in Ensemble and the Master Services Agreement arises only from his position as a director of Ensemble and the Company has an option to purchase Class A-2 Units of Ensemble’s parent company, which are held at an immaterial carrying value on the Company’s consolidated balance sheet, and once exercised would represent less than 1% of Ensemble’s parent company’s fully diluted equity interests. Mr. Bonick owns a de minimis amount of equity interest in Ensemble’s parent company as a result of his service on the Ensemble board of directors, and he is only one of eight members of the Ensemble board of directors, which acts by majority vote. Thus, Ensemble would not be deemed to be a related party under Item 404(a) of Regulation S-K.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 3, 2024

Furthermore, the relationship between the Company and Ensemble was reviewed by management under each of the different categories of related parties as defined in the guidance in ASC 850-10-20, and specifically under the category from ASC 850-10-20(f), which states “[o]ther parties with which the entity may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.” The Company concluded that board members and/or executive officers of the Company that serve on the board of directors of another company would not generally cause that other company to be considered a related party. In the case of Mr. Bonick, who is a director of Ensemble and the chief executive officer and a director of the Company, although Mr. Bonick has significant ability to control or influence the management and operating policies of the Company, the Company does not believe that his role as one of eight members of the board of directors of Ensemble, as well as the option held by the Company to acquire Class A-2 Units in Ensemble’s parent company representing less than 1% of Ensemble’s parent company’s fully diluted equity interests, gives Mr. Bonick sufficient influence over the management and operating policies of Ensemble to a degree that might prevent the Company and Ensemble from fully pursuing their own separate interests. Accordingly, the Company does not consider Ensemble to be a related party under ASC 850-10-20.

Our Market Opportunity, page 109

17.

We note your revised disclosure in response to comment 27, including that “[f]ee-for- service payment models reimburse healthcare providers for each service they deliver to a patient, while value-based care models incentivize healthcare providers to focus on quality outcomes rather than the quantity of services rendered,” and the shift to value-based payment models “includes risk-based payment models that tie financial incentives to quality, efficiency, and patient outcomes.” Please further revise your disclosure to clarify the “financial incentives” provided under value-based care models and risk-based payment models, including how healthcare providers are reimbursed for each service they deliver to patients.

The Company has updated its disclosures on pages 9 and 129 of Amendment No. 2 to address the Staff’s comment.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 3, 2024

Our platform, page 111

18.

We note your revised disclosure in response to prior comment 25 and re-issue the comment in part. Please provide a more detailed legal analysis supporting your response that all JV agreements were entered into in the ordinary course of the Company’s business and the Company’s business is not substantially dependent on any of the individual JVs. In addition, please revise footnote two to disclose the date as of which the data in the chart is presented. Please also revise to identify which of your health systems include the eight VIEs referenced elsewhere in your filing.

The Company has updated its disclosures on pages 5, 6, 123, 124, 125 and 126 of Amendment No. 2 to address the Staff’s comment. Additionally, as noted on pages 2, 42, 120, F-18 and F-57, the reference to eight hospitals owned by VIEs has been updated to nine hospitals owned by VIEs.

The Company respectfully advises the Staff that Item 601(b)(10)(ii) of Regulation S-K provides that if a contract ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls under one of four enumerated exceptions.

The Company regularly enters into joint venture (“JV”) agreements with academic medical centers, not-for-profit hospital systems and community physician groups in the ordinary course conduct of its business, and has done so for a number of years. The Company has a JV in each one of its eight markets and actively pursues new potential JV opportunities. The JV, when formed, acquires (outright or through a leasehold interest) hospitals and other healthcare facilities, and the Company serves as the day-to-day manager of such hospitals and other facilities. In each case, the Company is the majority owner of the JV. Therefore, JV agreements are a type of contract that ordinarily accompanies the model in which the Company conducts its business. Further, with the exception of the JV agreement related to UT Health East Texas, which the Company intends to file with the Registration Statement as noted in the Company’s response to Comment 10 in this letter above, the JV agreements also do not fall into any of the four enumerated exceptions for contracts entered in the ordinary course of business under Item 601(b)(10)(ii) of Regulation S-K. Namely, the Company’s business is not substantially dependent on any of the JVs (other than UT Health East Texas) because each JV accounts for less than 9.0% of the Company’s net revenue for each of the financial periods presented in the Registration Statement.

Our Properties and Facilities, page 120

19.

We note your response to comment 2, including that “the annual lease expense payable to MPT is only approximately $11 million, or 0.2% of the Company’s total operating expenses, for fiscal year 2023.” Please tell us whether the hospital subject to this lease represents a material portion of your total revenue for the financial periods presented in the filing.

The Company respectfully advises the Staff that Hackensack Meridian Mountainside Medical Center in Montclair, New Jersey, the hospital subject to the MPT lease, does not represent a material portion of the Company’s total revenue for the periods presented in the Registration Statement. Such hospital generated less than 6.5% of the Company’s total revenue for each of the years ended December 31, 2023, 2022 and 2021 and each of the three-month periods ended March 31, 2024 and 2023, respectively.

Certain relationships and related party transactions, page 188

20.

We note your response to prior comment 30 that the transaction for Pure Health’s investment was between Company unitholders and the Company did not receive any consideration. Please tell us if the Company was party to any of the underlying transaction documents and provide us with your legal analysis as to whether Company was otherwise “a participant” in the transaction pursuant to Item 404(a) of Regulation S-K.

The Company has concluded that it is a “participant” in the Pure Health transaction pursuant to Item 404(a) of Regulation S-K and has updated its disclosures on pages 85 and 211 of Amendment No. 2 accordingly. The Company advises the Staff that, in connection with the Pure Health transaction, the Company was a party to (i) a Letter Agreement by and among the Company, ALH Holdings, LLC (a subsidiary of Ventas), and EGI-AM Investments, L.L.C. (“EGI-AM”), whereby the parties acknowledged that the Pure Health transaction permitted ALH Holdings to exercise its tag-along rights under a Stockholder Agreement (the “Stockholder Agreement”), dated February 15, 2017, by and among the Company, EGI-AM and ALH Holdings LLC; (ii) an Amendment, dated May 1, 2023, to an existing Registration Rights Agreement, dated July 3, 2015, pursuant to which Pure Health was added as a party with certain registration rights in the Company (copies of which are filed as Exhibits 4.3 and 4.2, respectively, to the Registration Statement); and (iii) an Amendment, dated May 1, 2023, to the Amended and Restated Limited Liability Company Agreement of Ardent Health Partners, LLC, pursuant to which Pure Health was added as a member of the Company and entitled to certain rights as set forth therein (copies of which are filed as Exhibits 3.3 and 3.1, respectively, to the Registration Statement).

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 3, 2024

Consolidated balance sheets, page F-7

21.

As previously requested in comment 32, please separately present each major class of your VIEs liabilities on the face of this statement in accordance with ASC 810-10-45-25.b. In this regard, we note your disclosure on page F-18 that the “VIEs do not have creditors that have recourse to the Company.”

The Company has updated its disclosures on pages F-7, F-8, F-18, F-49 and F-57 of Amendment No. 2 to separately present each major class of its VIEs’ liabilities in accordance with ASC 810-10-45-25(b). The required information is presented in tabular form in Note 2, Summary of Significant Accounting Policies - Variable Interest Entities. In addition, the Company has updated the consolidated balance sheets to include a footnote disclosing total VIE liabilities as of each period end, with reference to Note 2 where VIE liabilities by major class are presented.

2. Summary of significant accounting policies

Variable interest entities, page F-17

22.

We note your responses to comments 32 and 33. Please expand your disclosures to clarify that (1) all of the VIEs meet the definition of a business; (2) that all of the VIEs issue voting equity interests and that you hold the majority of the voting interests; and (3) the VIEs assets are not required to only be used to settle the obligations of the VIEs and the specific facts and circumstances that led to this conclusion.

The Company has updated its disclosures on pages F-17 and F-57 of Amendment No. 2 to address the Staff’s comment.

Segment Reporting, page F-27

23.	We note your response to comment 34. Please provide us with the following additional information:

•

We note your discussion of the operating decisions made by the CEO. Please describe the role and responsibilities of the COO in detail, describe the types of decisions the COO makes with supporting examples, and compare and contrast with the role and responsibilities of your CEO.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 3, 2024

The COO title recently was changed to the President of Hospital Operations, and the individual in this position performs the function of a COO. This position is referred to as the “President” herein as there is no executive with the title of “COO.” The President is responsible for the operations of the Company’s regions, as well as driving both organic and inorganic growth across the regions. The President provides direct supervision over each of the Company’s operating regions, the regional budgeting, forecasting and related monitoring processes, and the day-to-day operations of the regions, and is responsible for the continued growth and success of the regions across the Company. The President reports directly to the CEO and is part of, and works closely with, other members of the executive leadership team to achieve the Company’s goals.

Specifically, the President:

•

Establishes and approves region-level budgets and forecasts that align with the consolidated budget and forecast and the key operational directives set by the CEO, such as those related to recent Company-wide outsourcing arrangements, standard service delivery approaches, quality initiatives and capital investments.

•

Provides day-to-day operational direction to regional leaders in support of the desired growth and profit results in each region through informative weekly interactions with the regional presidents and key members of the operations team that are focused on the financial results of the regions.

•	Aims to deliver improved financial and operating results across the Company’s portfolio of hospitals, clinics, and outpatients services.

•	Engages in the proactive development, communication and execution of the region’s operational strategies which are designed to meet each region’s quality and financial objectives.

•	Drives operational consistency, as appropriate based on each community’s standards, across the regions as the Company strives to further expand its quality of care and market share.

•

Maintains a highly visible presence in the regions by interacting with key internal and external stakeholders to inform and advise them of operating directives, current healthcare trends, legislation, and activities.

•	Holds monthly operational review meetings with the regional presidents, where actual monthly regional results are discussed and compared against the regional budgets.

•

Recommends regional leadership compensation, including incentive compensation arrangements that align with the key Pillars determined by the CEO to be paramount to the Company’s successful business operations, to the Compensation Committee of the Company’s Board of Managers (the “Compensation Committee”) for approval.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 3, 2024

The role of, and the types of decisions being made by, the President, as summarized above, are focused on the operations of the regions and their markets and facilities, in contrast to the Company-wide key operational decisions being made by the CEO, as summarized in the Company’s initial response dated April 26, 2024 (the “Initial Response”). The authority of the President is confined by and within the key operational decisions made by the CEO, such as noted above with respect to outsourcing arrangements, service delivery approaches, quality initiatives, and capital investments, among others. In summary, the President is responsible for, and makes decisions related to, implementing the key operational and Company-wide directives established by the CEO.

The CEO is responsible for making the key operational decisions for the consolidated organization. For example, the most important Company-wide service delivery decisions are made by the CEO, such as noted in the Company’s Initial Response, the CEO’s directive to drive increased physician employment and less contracted arrangements and to build out ambulatory services across all of the Company’s regions. The Company believes that its growth is driven by its scale and the CEO manages the consolidated organization to utilize that scale to identify and drive increases in the Company’s growth and market share. The CEO also ensures that the consolidated directives are followed by his executive leadership team. The President’s decisions are confined to executing operational directives that align with the key Company-wide operational directives set by the CEO and which are designed to meet the profitability and margin goals established by the CEO in the consolidated budget and forecast. For example, the President recently made a decision to close one of the Company’s long term acute care units in one of its regions because of the facility’s poor performance, and this closure is anticipated to contribute to an improvement in that region’s profit margin, thereby contributing to the consolidated entity’s profit margin goals set by the CEO. As another example, in an effort to expand market share, which is a Company-wide goal as set by the CEO, the President decided to enhance cardiac services in one region, which included certain operational decisions such as hiring physicians, acquiring technology and managing employee training programs. Ultimately, the President is held accountable by the CEO to ensure his operating decisions at the regional level align with the overall key operating decisions made at the consolidated level by the CEO.

The CEO recommends the compensation of the executive leadership team to the Compensation Committee, while the President recommends the compensation of the regional presidents and other regional hires to the Compensation Committee. The President meets monthly, as well as weekly, with the regional presidents to discuss regional results and update budgets as needed, while the CEO meets only monthly with the President and CFO to discuss consolidated results and drivers. The CEO makes additional key operating decisions in which the President is not involved, including (i) the negotiation of financing transactions, (ii) decisions regarding Company legal and compliance matters, (iii) IT strategy and direction decisions, (iv) human resources policy decisions, including the hiring, firing, or allocation of key Company personnel, and (v) recommending executive leadership team compensation packages, among others.

•

We note that the CEO infrequently engages with the regional presidents, but instead relies on the COO to oversee and direct them. Further, we note that the CEO frequently meets with and engages with the COO. Please tell us whether the COO and CEO discuss regional performance as part of their meetings, and if so, what financial information is reviewed. Please also describe the nature and frequency of the COO’s meetings with regional presidents, and the financial information reviewed (e.g., is regional financial information compared against budget).

The CEO, CFO and President hold monthly meetings to review and discuss the previous month’s financial results. This meeting involves the review of the consolidated budget and forecast, consolidated profit and loss statement, as well as the Company’s key performance indicators at a consolidated level. Specific results relative to facilities or regions are only raised to note the significant drivers of fluctuations or variances in consolidated results, as needed or requested by the CEO for his understanding. For example, if it was noted in the meeting that Company had not met the consolidated revenue growth target set by the CEO in the consolidated budget and forecast, the President might point to a certain region’s results or a facility issue to provide context to that consolidated revenue shortfall and provide the plans to adjust operations as a result. The CEO does not regularly review any financial information at or below a regional level.

The President holds monthly operational review meetings with regional leadership where discrete financial and other information is reviewed at a region level, including budgets and forecasts and key performance indicators. The group reviews how the individual regions performed relative to plan and prior year for the most recent period and the fiscal year to date period. Additionally, the President has weekly meetings with regional presidents, which includes discussion of certain further disaggregated operating metrics related to their regions, such as Net patient service revenue per adjusted admission by market, supply utilization by hospital, productivity by hospital, and the prior two weeks’ actual versus budget and the forecasted two weeks by market.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 3, 2024

•

We note that regional-level and facility-level budgets are prepared. We further note that the CEO does not review all facility-level budgets. Please tell us whether the CEO receives budget information at the regional-level, and if so, how the CEO uses it. Please also describe the COO’s involvement in the budgeting process in greater detail, including the levels at which the COO approves the budget.

The CEO does not review and approve regional budgets. This is performed by the President. The President commences the budgeting process after the consolidated budget and forecast is established by the CEO along with other key operational decisions established by the CEO as referenced previously herein. The President and his operations team assess the individual regions to determine the growth opportunities, challenges, risks, and the most effective and efficient directives to meet the financial goals developed in the consolidated budget and forecast and to align with the key operational strategies and directives set by the CEO around the Pillars. For example, the operations team may determine that a certain region should close an underperforming service line with poor margin in order to meet the profit margin goals set by the CEO in the consolidated budget and forecast. Using the directives established by the operations team, the regional and facility budgets and forecasts are prepared with the assistance of the CFO’s financial planning and analysis team. After they are prepared, the President approves all regional and facility budgets and forecasts and ensures they are aligned with the overall consolidated budget and forecast established by the CEO and that the actions to achieve the expected results are aligned with the CEO’s key operational decisions around the Pillars. Throughout the year, the President meets weekly with the regional presidents to discuss the most recent actual results compared to budget for their respective regions. They also discuss the upcoming two weeks’ forecast, making any necessary updates according to their consideration of any industry trends or region-specific information.

•

Please tell us what financial information is provided to each of the CEO and Board of Directors, including disaggregated financial information (e.g., at the regional level), the frequency it is provided, and how it is used.

The CEO is provided consolidated financial information on a monthly basis, including key performance indicators, the consolidated profit and loss statement, Adjusted EBITDAR to forecast, capital expenditures to plan, cash flows, net working capital trends, and forecasts of metrics for the next month. This information is reviewed and discussed during his monthly close meetings with the President and CFO. Regional and market level budget versus actual financial information is included in the appendix of the Company’s single reporting package, which is distributed to all members of the executive leadership team as well as regional, market and facility leadership on a monthly basis. Within the reporting package, the Company’s operating results are presented at the consolidated level, consistent with the manner in which the CEO assesses the Company’s performance and makes key operating decisions. The CEO does not review the operating results below the consolidated level. However, if a particular region’s results inform the consolidated results, this may be verbally communicated to the CEO. The information below the consolidated level is also not presented to the Board. Rather, Board level review and discussions are focused on consolidated Company results and Company-wide and industry-wide matters. As the disaggregated information is not a focus of the Board, the CEO similarly doesn’t review this information or make his key operating decisions based on this information. The CEO uses the consolidated financial information to make key operating decisions and hold his executive leadership team accountable.

The Board receives quarterly reports from management, which includes a high-level business overview from both an industry and Company perspective, an update on strategic objectives and programs, consolidated Company metrics and financial results (e.g., consolidated profit and loss and cash flow results), among other strategic updates on the business. The Board materials are a more summarized quarterly version of what the CEO receives in his monthly meetings with the CFO and the President. This information enables the Board to (i) understand how the Company is performing against its goals at a consolidated level, (ii) hold the CEO accountable for the Company’s performance and (iii) approve strategic capital investment projects. The Board does not use this financial information to actively manage the Company’s operations.

•	Please describe the basis for determining the compensation for each of the COO and the regional presidents, including whether any compensation is based on the financial performance of the regions.

The CEO recommends the compensation of the executive leadership team, which includes the President, to the Compensation Committee, and such recommendations are based in part on his review of market compensation studies. The incentive compensation structure for the executive leadership team is based entirely on consolidated financial and quality results, including consolidated Adjusted EBITDA, and is not dependent on the results of any individual region, market or facility, or any other metric.

The President recommends the compensation of the regional presidents to the Compensation Committee, which involves incentive compensation tied to the performance of their respective regions and base salaries based upon market compensation studies.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 3, 2024

Although the incentive compensation plans for these non-executive leadership team regional presidents (and others) are based on a combination of the performance of their regions and the consolidated entity, said compensation plans are not applicable to any employees directly accountable to the CEO.

6. Leases, page F-29

24.

We re-issue comment 35 in part. Please expand your disclosures to provide your accounting policy for assessing whether a lease is classified as an operating lease versus a financing lease. Refer to ASC 842-10-25-1 through 25-7 for guidance.

The Company has updated its disclosures on page F-29 of Amendment No. 2 to address the Staff’s comment.

Sale of medical office buildings, page F-31

25.	We note your response to comment 36. Please provide us with your analysis of the criteria listed in ASC 842-10-25-2 for the 18 medical office buildings.

The Company respectfully advises the Staff that it had considered the guidance within ASC 842-10-25-2 with respect to the sale and leaseback of its 18 medical office buildings and concluded that each lease agreement should be classified as an operating lease as opposed to a finance lease as none of the leases met any of the finance lease criteria within ASC 842-10-25-2. The Company evaluated the relevant criteria for determining the appropriate classification of each lease through its detailed analysis as follows:

Transfer of ownership (ASC 842-10-25-2(a)):

a. The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

The lease agreements do not transfer ownership of the underlying assets to the Company by the end of the respective lease terms.

Purchase option (ASC 842-10-25-2(b)):

b. The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

The lease agreements do not contain a purchase option. The Company does have a right of first refusal (“ROFR”) to purchase the leased assets. Consistent with the interpretative guidance in EY’s Financial reporting developments, “Lease accounting”, dated August 2023 (“Lease FRD”), Section 7.2.2, “Right of first refusal and first offer - effect on sale accounting”, because the Company’s ROFR provision is based on the bona fide offer by a third party, it does not represent an obligation or option to repurchase the underlying assets because the Company’s ROFR is predicated on a true offer from an unrelated third-party with the ability and intention to purchase the asset. Additionally, the Company does not have a right of first offer to purchase the leased assets.

Lease Term (ASC 842-10-25-2(c)):

c. The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.

The Company concluded the lease terms do not represent a major part of the remaining economic life of the underlying assets. The Company considered the ASC 842 implementation guidance that states that one reasonable approach to lease classification is to conclude that 75% or greater is a “major part” of the remaining economic life of an underlying asset.

Lease Term:

Each lease agreement has an initial noncancelable lease term of 12 years. Upon expiration of the initial term, the Company has the option to renew each lease for eight additional 5-year terms. The Company can independently decide whether to renew each individual lease. That is, a decision to renew one lease does not mean that the Company must renew all 18 leases.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 3, 2024

In accordance with ASC 842-10-30-1, the Company evaluated the lease term for the leased back assets considering the noncancelable initial lease term, together with the following:

Considerations	Response
Periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option	Not included in lease term. See discussion below for further consideration.

Periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option	Not applicable. The Company does not have an option to terminate the leases.

Periods covered by an option to extend (or not to terminate) the lease in which exercise of the option is controlled by the lessor	Not applicable. There are no options to extend, or not to terminate, the leases which are controlled by the lessor.

As discussed herein, management concluded the lease term for purposes of determining lease classification and measuring the leases under ASC 842 is 12 years for each lease, which includes the initial noncancelable lease term but excludes the renewal options. The Company excluded the exercise of any renewal options in the determination of the lease term because failure to exercise the renewal options would not impose a penalty such that exercise of the renewal option(s) is reasonably certain, as discussed below.

Management considered the guidance in the Lease FRD, Section 2.3.5, “Evaluating lease term and purchase options”, which states when evaluating whether a lessee is reasonably certain to exercise an option to renew the lease, not terminate the lease or to purchase the underlying asset, lessees and lessors are required to assess all relevant factors that create an economic incentive for the lessee to exercise lease renewal, termination or purchase options (i.e., contract-based, asset-based, entity-based and market-based factors), including:

Considerations	Response
The pricing of a purchase option or lease renewal option (e.g., fixed rates, discounted rates, “bargain” rates)	Management considered the renewal pricing terms including either party’s right to reset the pricing to fair value subject to a floor provision and for a limited number of renewals, a cap provision. The floor provision does not allow the Company to compel the lessor to renew the leases at below fair value. The cap provision, for a limited number of renewals, would allow the Company to compel the lessor to renew at below fair value in a situation of rising market rental rates. However, the renewal pricing is not fixed on the front end, but is variable based on market rents and, thus, is not for certain to be a discounted rate or bargain rate such that it is reasonably certain that the Company would renew a lease.

The amount of payments for termination or nonrenewal and the pricing of the continuing lease	The lease agreements do not include a penalty for nonrenewal.

Contingent amounts due under residual value guarantees and other variable lease payments	The lease agreements do not provide for contingent amounts due under residual value guarantees

Costs of returning the asset in a contractually specified condition or to a contractually specified location	Each of the leases are absolute net leases and the Company will be responsible for operating and maintaining the properties in the condition that existed at the time of the transaction. Given maintenance to be performed throughout the life of the leases, the Company does not expect to incur significant costs to return the buildings to the contractually specified condition at the end of the initial lease terms.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 3, 2024

Considerations	Response

Significant customization (e.g., leasehold improvements), installation costs or relocation costs	As discussed below, the Company has not incurred significant costs of customization and does not anticipate incurring significant relocation costs that would economically incentivize the Company to be reasonably certain to renew the leases at the end of the initial terms. The leased space is predominantly used for office suites for primary care physicians and specialists.

The importance of the leased asset to the lessee’s operations, considering the potential business disruptions from not having the leased asset and the availability of a replacement asset	As discussed below, the leased assets are not so significant to the Company’s business such that the Company would be reasonably certain to elect the renewal periods. If the Company were to not exercise the renewal options, management is reasonably certain there will be readily available facilities in the same markets that the Company could lease with minimal disruptions to the Company’s business. Furthermore, management considered that in light of evolving changes in the industry and with the Company around co-location strategies with urgent care and primary care service delivery models, the Company could very well conclude not to renew based on needs for obtaining a different space, a reduction in space or no space.

A sublease term that extends beyond the noncancelable period of the head lease (e.g., a head lease that has a noncancelable term of five years with a two-year renewal option, and the sublease term is for seven years)	The sublease terms are all less than or equal to the initial noncancelable term of the lease agreements.

A guarantee by the lessee of the lessor’s debt directly or indirectly related to the leased property	No such provision exists.

Management considered that the terminology “reasonably certain” is generally considered to be a high threshold, similar to the phrase “reasonably assured” in ASC 840. Management also considered the following when evaluating whether the Company would be reasonably certain to renew the leases after the initial lease terms.

•

Length of initial lease term: The longer the period from commencement of the lease to the exercise date of an option, the more difficult it is to determine whether the exercise of the option is reasonably certain. Given the 12-year initial noncancelable lease term, the Company cannot readily anticipate its future needs for the leased assets as such estimates become less precise further into the future. The 12-year initial lease term is long enough such that the Company’s strategy in the associated markets could shift by the end of the lease term, which could impact the Company’s future needs for the leased assets. Additionally, the lease term is consistent with that of the Company’s leases for similar assets and is not considered to be artificially short such that a significant economic incentive exists for the Company to exercise the available renewal options.

•

Lessee’s past practice: Consistent with paragraph B40 of IFRS 16, the Lease FRD, Section 2.3.5, states that a lessee’s past practice regarding the period over which it typically uses particular types of assets and its economic incentives for doing so may provide information that is helpful in assessing whether the lessee is reasonably certain to exercise an option. Management considered the Company’s past practice, noting the 12-year lease term is generally consistent with the lease term over which the Company leases similar assets. Additionally, the Company’s Real Estate department is actively engaged in negotiating new leases, monitoring existing leases, and proactively renegotiating terms on existing space. The Company will, at times, elect the renewal option provided for in the original lease agreement. More often, however, the Company will negotiate more favorable terms with the lessor to extend the lease rather than elect to renew under the terms of the original lease agreement. If an agreement cannot be reached and the terms of the renewal option are not acceptable or favorable, the Company will locate alternative facilities.

Additionally, in accordance with the ASC 842-10 Glossary definition of “Penalty”, management considered whether there is any requirement that is or can be imposed on the Company to disburse cash, incur or assume a liability, or perform services, noting none. When concluding that there is no requirement that is or can be imposed on the Company to surrender or transfer the rights to the individual assets or otherwise forgo an economic benefit, or suffer an economic detriment, the Company considered the following factors when determining whether an economic detriment may be incurred:

1.	Uniqueness of the property: The leased properties are medical office buildings, which are not overly unique in nature or specific to the Company’s operations.

2.

Availability of comparable replacement properties: As each asset is separately leased, the Company may decide on an individual basis whether or not to renew each lease prior to conclusion of the initial terms. The nature of the separate leases improves the Company’s ability to secure replacement properties as the Company would only have to identify alternative

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 3, 2024

locations for any leases not renewed, rather than all 18 locations, in order to continue operations in the existing markets. As the facilities are not overly unique, the Company does not expect it would be excessively difficult to identify alternative locations for any of the leased properties.

3.

Significance of property to lessee’s business: Each individual lease represents one operating location, none of which comprise a significant portion of the Company’s business. If the Company was unable or decided not to renew a given lease, the loss of any individual location would not be overly detrimental to the Company’s operations.

4.

Existence of significant leasehold improvements: The Company does not anticipate incurring significant expenses associated with leasehold improvements that would have a useful life in excess of the initial noncancelable lease term.

5.	Adverse tax consequences: The Company does not anticipate any adverse tax consequences as a result of failure to renew the leases.

6.

Ability to incur cost associated with relocation: The Company would be willing to bear the cost of relocating, in the event that some additional space was deemed necessary, which management does not believe would be material given the nature of the use of the leased assets and minimal customization, or relinquishing the leases if circumstances did not support the Company’s continued benefit from the leases.

Based on these considerations, the Company determined that there was no significant penalty for failure to renew the individual leases at the end of the initial lease term that results in it being reasonably certain at the commencement date of the leases that each or any of the individual leases will be renewed.

Economic Life:

Management estimated the remaining economic lives of the leased assets to range from 20 years to 32 years. The estimates were informed through consideration of third-party valuation and property condition reports and recent improvements or lack thereof to the leased assets.

The 12-year lease term relative to the estimated remaining economic lives of the leased assets supported that the term of each lease did not exceed 75% of the remaining economic life of the respective lease assets.

Lease Payments Test (ASC 842-10-25-2(d)):

d. The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset.

The Company concluded that the present value of the sum of the respective lease payments does not equal or exceed substantially all of the fair value of the respective underlying leased assets. Management considered the ASC 842 implementation guidance that states that one reasonable approach to lease classification is to conclude that 90% or greater is “substantially all” the fair value of the underlying asset.

Lease Payments:

The Company considered ASC 842-10-30-5 which provides that “At the commencement date, the lease payments shall consist of the following payments relating to the use of the underlying asset during the lease term:

a.	Fixed payments, including in substance fixed payments, less any lease incentives paid or payable to the lessee…

b.	Variable lease payments that depend on an index or a rate (such as the Consumer Price Index or a market interest rate), initially measured using the index or rate at the commencement date.

c.	The exercise price of an option to purchase the underlying asset if the lessee is reasonably certain to exercise the option…

d.	Payments for penalties for terminating the lease if the lease term (as determined in accordance with paragraph 842-10-30-1) reflects the lessee exercising an option to terminate the lease.

e.

Fees paid by the lessee to the owners of a special-purpose entity for structuring the transaction. However, such fees shall not be included in the fair value of the underlying asset for purposes of applying paragraph 842-10-25-2(d)

f.	For a lessee only, amounts probable of being owed by the lessee under residual value guarantees...”

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 3, 2024

The Company concluded that the lease payments associated with each lease included the initial base rent subject to the 2% annual escalator. The Company noted that there are no other fixed payments, variable payments dependent upon an index or rate, or other costs in the scope of ASC 842-10-30-5 that qualify for inclusion as lease payments. Pursuant to the terms of the lease agreements, the Company is responsible for taxes, costs and expenses, maintenance, repair, replacement, and operation of the premises during the term of the leases under the absolute net leases. These additional costs are not explicitly stated in the lease agreements, are variable, and are excluded from the Company’s lease payments for purposes of the lease classification test and measurement of the leases under ASC 842.

Discount Rate:

ASC 842-20-30-3 provides that “A lessee should use the rate implicit in the lease whenever that rate is readily determinable. If the rate implicit in the lease is not readily determinable, a lessee uses its incremental borrowing rate…”

As the rate implicit in the leases is not readily determinable, the Company obtained the assistance of a third-party valuation firm in determining the incremental borrowing rate for purposes of measuring the lease assets and liabilities under ASC 842. The selected incremental borrowing rate of 10.5% was consistent with an 11-year term (approximate term remaining at the December 2022 amendment date of the leases).

Determination of Fair Market Value:

The Company approached Ventas to enter into a sale leaseback transaction with the same 18 medical office buildings discussed herein (the “Portfolio”) and they declined to do the transaction subject to their right of first refusal on any deal the Company did reach with a different third party sale/leaseback purchaser. The Company thereafter marketed the Portfolio for a sale and leaseback transaction, and the Company received competitive bids from multiple potential buyers. The Company negotiated transaction terms and entered into a Letter of Intent with an unrelated third party, which ultimately set the terms of the transaction that Ventas accepted under its right of first refusal. Management concluded that the terms of the sale, including the associated fair value of the Portfolio and of each property, and the leaseback are substantially the same as terms that an independent third-party buyer/lessor and seller/lessee would accept and approximated fair value.

The present value of the sum of the respective lease payments over the 12-year terms for each lease equated to significantly less than substantially all (i.e., 90%) of the fair value of each respective underlying leased asset.

Asset specialization (ASC 842-10-25-2(e)):

e. The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

As briefly mentioned above under the response under ASC 842-10-25-2(c), management concluded the leased assets are not overly specialized such that there is no alternative use to the lessor at the end of the lease term. The leased assets are medical office buildings which are not specific to the Company and could readily be leased to other tenants at the end of the lease term.

Conclusion:

As discussed above, the Company determined that none of the leases met the criteria for classification as a finance lease. Rather, all leases were determined to be classified as operating leases.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 3, 2024

If you have questions with respect to Amendment No. 2 or the responses set forth above, please direct the questions to me at (212) 839-5684 or sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Stephen C. Petrovich, Esq. Ardent Health Partners, LLC

Michael P. Heinz, Sidley Austin LLP

Helen Theung, Sidley Austin LLP

Nathan Ajiashvili, Latham & Watkins LLP

Erika L. Weinberg, Latham & Watkins LLP

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP